Filed by Duke Energy Corporation
Commission File No. 1-4928
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp.
Commission File No. 132-02302

July 15, 2005	CONTACT: Phone: 24-Hour:	Randy Wheeless 704/382-8379 704/382-8333

DUKE ENERGY FILES MERGER APPLICATIONS IN NORTH CAROLINA AND SOUTH CAROLINA

CHARLOTTE, N.C. – Duke Energy today filed applications with regulators in North Carolina and South Carolina seeking approval of the company’s planned merger with Cinergy.

In applications filed with the North Carolina Utilities Commission and the Public Service Commission of South Carolina, Duke said the planned combination will create a larger, more diversified and financially stronger company. The increased scale and scope of the combined company will position it well to meet future energy and infrastructure needs.

“For more than a century, our customers in the Carolinas have counted on Duke Power for reliable electric service at a cost well below the national average,” said Ruth G. Shaw, president and chief executive officer of Duke Power. “The efficiencies, scale, and shared best practices resulting from the Cinergy merger will help us continue our century-long tradition of low-cost, reliable service for customers.”

Today’s filings note that by combining resources and best practices, the merger will result in significant cost savings and other operational efficiencies. These improvements offer both strategic and financial advantages in serving customers in North Carolina and South Carolina, and elsewhere. The company anticipates that savings will be shared between customers and shareholders over time in an equitable manner.

The new Duke Energy and Duke Power will maintain their headquarters in Charlotte. Duke Energy’s role as a strong corporate citizen, taxpayer and employer in both North Carolina and South Carolina will continue.

Duke Power, a business unit of Duke Energy, is one of the nation’s largest electric utilities and provides safe, reliable, competitively priced electricity and value-added products and services to more than 2 million customers in North Carolina and South Carolina. The company operates three nuclear generating stations, eight coal-fired stations, 31 hydroelectric stations and numerous combustion turbine units. Total system generating capability is approximately 19,900 megawatts. More information about Duke Power is available on the Internet at: http://www.dukepower.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

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Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp., which includes a joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.